Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 288796

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED SEPTEMBER 19, 2025)

Up to 15,000,000 Common Shares

RUBICO INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated September 19, 2025 (“Prospectus”) of Rubico Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-288796).

On September 30, 2025, the Company filed a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2025.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed combined carve-out financial statements and related notes thereto for Rubico Inc. (the "Company"), as of and for the six months ended June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s future financial performance.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	the Company’s ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including its ability to enter into long-term charters for its vessels and those it may acquire in the future;

•	the Company’s future operating and financial results;

•	the Company’s future vessel acquisitions, its business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	the Company’s financial condition and liquidity, including its ability to pay amounts that it owes and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	the Company’s ability to take delivery of, integrate into its fleet, and employ any newbuildings it may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the Company’s dependence on its fleet manager to operate its business;

•	the aging of the Company’s vessels, and those it may acquire in the future, and resultant increases in operation and dry-docking costs;

•	the ability of the Company’s vessels, and any vessels it may acquire in the future, to pass classification inspections and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of the Company’s charterers and the ability of its contract counterparties to fulfill their obligations to the Company;

•	the Company’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for its vessels, and any vessels it may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	the Company’s ability to maintain the listing of its Common Shares on Nasdaq or another trading market, in particular, after this offering;

•	the Company’s ability to comply with additional costs and risks related to its environmental, social and governance policies;

•	potential liability from litigation and the Company’s vessel operations, including purported discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, tensions between the United States and Iran and between Israel and Iran or the Houthi crisis in and around the Red Sea;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to the Company’s vessel operations, and the operation of any vessels it may acquire in the future, including due to any environmental damage and vessel collisions;

•	the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other factors discussed in the Company’s filings with the Securities and Exchange Commission.

Should one or more of the foregoing risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on it. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc. (Registrant)

Date: September 30, 2025	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2024 and 2025, and should be read in conjunction with our historical unaudited interim condensed combined carve-out financial statements and related notes included in this filing. For additional background information, please see our registration statement on Form 20-F for the year ended December 31, 2024 filed with the SEC on June 4, 2025.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our registration statement on Form 20-F filed with the SEC on June 4, 2025.

Overview

We are an international owner and operator of two modern, fuel efficient eco, 157,000 dwt Suezmax tankers, the M/T Eco Malibu with an age of 4.4 years and the M/T Eco West Coast with an age of 4.6 years, each focusing on the transportation of crude oil.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.

A.	Operating Results

For additional information, please see our registration statement on Form 20-F for the year ended December 31, 2024 filed with the SEC on June 4, 2025, "Item 5. Operating and Financial Review and Prospects."

Results of Operations of Rubico Predecessor

Six months ended June 30, 2024 compared with the six month period ended June 30, 2025

(Expressed in thousands of U.S. Dollars)	Six months ended June 30		Change
	2024	2025	6M24 v 6M25
			$	%
Revenues	12,036	11,970	(66)	-1%

EXPENSES:
Voyage expenses	247	244	(3)	-1%
Vessel operating expenses	2,349	2,352	3	0%
Vessel depreciation	2,093	2,089	(4)	0%
Management fees-related parties	282	288	6	2%
General and administrative expenses	211	253	42	20%
Operating income	6,854	6,744	(110)	-2%

OTHER EXPENSES:
Interest and finance costs	(3,365)	(2,768)	597	-18%
Interest income	23	-	(23)	-100%
Total other expenses, net	(3,342)	(2,768)	574	-17%

Net Income	3,512	3,976	464	13%

Period in Period Comparison of Operating Results

Interest and finance costs

During the six months ended June 30, 2025, Interest and finance costs decreased by $0.6 million or 18% due to the fact that the average SOFR between the two periods decreased by approximately 1% and that the average outstanding loan balances on which the interest is calculated decreased by $4.4 million.

Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	SIX MONTHS ENDED JUNE 30,
(Expressed in thousands of U.S. Dollars)	2024	2025

Net Income	3,512	3,976
Add: Vessel depreciation	2,093	2,089
Add: Interest and finance costs	3,365	2,768
Less: Interest Income	(23)	-
EBITDA	8,947	8,833

Recent Developments

On June 23, 2025, we entered into a share purchase agreement to sell 75,000 Common Shares at a purchase price of $20.00 per Common Share, for aggregate gross proceeds of $1.5 million, in a private placement pursuant to exemptions from registration under the Securities Act (the “Private Placement”). Pursuant to the share purchase agreement, the purchasers in the Private Placement received customary registration rights and are subject to lock-up restrictions on resale of the Common Shares sold in the Private Placement for a period of 45 days following the commencement of trading of the Common Shares on an exchange. The closing of the Private Placement was conditioned on the consummation of the Spin-Off distribution.

On July 21, 2025, we entered into a common shares purchase agreement (the “Equity Line Purchase Agreement”) and a registration rights agreement (the “Equity Line Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the Equity Line Purchase Agreement, we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30 million of our common shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. Sales of our common shares pursuant to the Equity Line Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Shareholder under the Equity Line Purchase Agreement. In accordance with our obligations under the Equity Line Registration Rights Agreement, we have filed a registration statement with the SEC to register under the Securities Act the resale by the Selling Shareholder of up to 15,000,000 of our common shares that we may, in our sole discretion, elect to sell to the Selling Shareholder in one or more transactions from time to time after the date of this prospectus. Our right to cause the Selling Shareholder to purchase our common shares is subject to certain conditions set forth in the Equity Line Purchase Agreement.

On August 1, 2025, the Spin-Off distribution was consummated and on August 4, 2025, the Private Placement closed. Our common shares began trading on Nasdaq under the symbol “RUBI” on August 4, 2025.

On August 7, 2025, we entered into the New Huarong SLBs (as defined in Note 11 in the accompanying Unaudited Interim Condensed Combined Carve-out Financial Statements) in the aggregate amount of $84.0 million, for the purpose of refinancing the AVIC Facility and Huarong Facility secured by the vessels M/T Eco West Coast and M/T Eco Malibu, respectively. The New Huarong SLBs are expected to close in November 2025, subject to closing conditions set forth in the relevant memoranda of agreement. For more information, see our Note 11 in the accompanying Unaudited Interim Condensed Combined Carve-out Financial Statements.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity or working capital provided by our Parent, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to build our vessels, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of June 30, 2025, we had an indebtedness of $73.7 million, which after excluding unamortized financing fees amounts to a total indebtedness of $75.2 million. As of June 30, 2025, our cash and cash equivalent balances amounted to $1.5 million, held in U.S. Dollar accounts, $1.0 million of which are classified as restricted cash.

As of the date of this report we have no contractual commitments for the acquisition of any vessel or for any material capital expenditures with respect to our existing vessels in the twelve-month period following the end of the period covered by our financial statements. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period following the end of the period covered by our financial statements.

Working Capital Requirements and Sources of Capital

As of June 30, 2025, we had a working capital deficit (current assets less current liabilities) of $6.7 million. A significant part of the working capital deficit relates to pre-collected revenue presented in Unearned revenue ($2.2 million). For the six months ended June 30, 2025 we realized a net income of $4.0 million and generated cash flow from operations of $6.6 million. In our opinion we will be able to finance our working capital deficit and our obligations as they come due over the next twelve months following the date of this registration statement.

Our operating cash flow for the remainder of 2025 is expected to slightly decrease since the Company was spun-off from its Parent on August 1, 2025 and hence we expect to incur increased general and administrative expenses as a publicly-listed company when compared to the period up to June 30, 2025.

Cash Flow Information

Cash and cash equivalents and restricted cash were $1.5 million as of June 30, 2025.

Net Cash from Operating Activities.

Net cash provided by operating activities increased by $0.6 million, or 10%, in the six months ended June 30, 2025 to $6.6 million, compared to $6.0 million in the six months ended June 30, 2024.

Net Cash from Investing Activities.

No cash was used in or provided by investing activities in the six months ended June 30, 2024 and 2025.

Net Cash from Financing Activities.

Net cash used in financing activities in the six months ended June 30, 2025 was $7.3 million, consisting of $5.1 million payments to the Parent and $2.2 million of principal payments of long-term debt.

RUBICO INC. PREDECESSOR

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

INDEX TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

F-1

RUBICO INC. PREDECESSOR
UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT BALANCE SHEETS
DECEMBER 31, 2024 AND JUNE 30, 2025

(Expressed in thousands of U.S. Dollars)

	December 31,	June 30,
	2024	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,161	521
Prepayments and other receivables	356	938
Due from related parties (Note 5)	351	571
Inventories	176	208
Total current assets	2,044	2,238

FIXED ASSETS:
Vessels, net (Note 4)	110,369	108,280
Total fixed assets	110,369	108,280

OTHER NON-CURRENT ASSETS:
Restricted cash	1,000	1,000
Total non-current assets	1,000	1,000

Total assets	113,413	111,518

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	4,221	4,222
Accounts payable and accrued liabilities	1,200	2,564
Unearned revenue	2,195	2,195
Total current liabilities	7,616	8,981

NON-CURRENT LIABILITIES:
Non-current portion of long-term debt (Note 7)	71,580	69,477
Other non-current liabilities	102	23
Total non-current liabilities	71,682	69,500

COMMITMENTS AND CONTINGENCIES (Note 9)

Total liabilities	79,298	78,481

EQUITY:
Total equity	34,115	33,037

Total liabilities and equity	113,413	111,518

F-2

RUBICO INC. PREDECESSOR

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Expressed in thousands of U.S. Dollars)

	June 30,	June 30,
	2024	2025
Revenues	12,036	11,970

EXPENSES:
Voyage expenses (including $151 and $149 respectively, to related party) (Note 5)	247	244
Vessel operating expenses	2,349	2,352
Vessel depreciation (Note 4)	2,093	2,089
Management fees-related parties (Note 5)	282	288
General and administrative expenses	211	253
Operating income	6,854	6,744

OTHER INCOME (EXPENSES):
Interest and finance costs	(3,365)	(2,768)
Interest income	23	-
Total other expenses, net	(3,342)	(2,768)

Net Income	3,512	3,976

F-3

RUBICO INC. PREDECESSOR

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Expressed in thousands of U.S. Dollars)

Equity
BALANCE, December 31, 2023	35,733
Net income for the period	3,512
Net decrease in Net Parent Investment	(4,270)
BALANCE, June 30, 2024	34,975

Total
BALANCE, December 31, 2024	34,115
Net income for the period	3,976
Net decrease in Net Parent Investment	(5,054)
BALANCE, June 30, 2025	33,037

F-4

RUBICO INC. PREDECESSOR

UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Expressed in thousands of U.S. Dollars)

	June 30,	June 30,
	2024	2025

Net Cash provided by Operating Activities	6,024	6,614

Net Cash from Investing Activities	-	-

Cash Flows from Financing Activities:
Net Payments to Parent company	(4,270)	(5,054)
Principal payments of debt	(2,200)	(2,200)
Payment of financing costs	(168)	-
Net Cash used in Financing Activities	(6,638)	(7,254)

Net decrease in cash and cash equivalents and restricted cash	(614)	(640)

Cash and cash equivalents and restricted cash at beginning of the year	3,794	2,161

Cash and cash equivalents and restricted cash at end of the period	3,180	1,521

Cash breakdown
Cash and cash equivalents	2,180	521
Restricted cash, non-current	1,000	1,000
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	3,150	2,651

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

F-5

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share earnings, unless otherwise stated)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed combined carve-out financial statements of Rubico Inc. (the “Company”), include three wholly owned subsidiaries of Top Ships Inc. (the “Parent”), Roman Empire Inc., Athenean Empire Inc. and Rubico Inc. (in aggregate defined as the “Company” or “Rubico Inc. Predecessor”). Roman Empire Inc. and Athenean Empire Inc. each own one 157,000 dwt suezmax tankers, the M/T Eco West Coast and the M/T Eco Malibu, built in March and May 2021 respectively. Both vessels are time chartered to Clearlake Shipping Pte Ltd.

Rubico Inc was formed on August 11, 2022 under the laws of the Republic of the Marshall Islands to serve as the holding company of Roman Empire Inc. and Athenean Empire Inc. The Parent on August 1, 2025 contributed Roman Empire Inc. and Athenean Empire Inc. to Rubico Inc. in connection with the spin-off in exchange for common shares in Rubico Inc., which the Parent distributed to holders of its common stock on a pro rata basis and to holders of the Parent’s outstanding common stock purchase warrants on an as-exercised basis.

The accompanying unaudited interim condensed combined carve-out financial statements of the Company include the historical carrying costs of the assets and the liabilities of Roman Empire Inc., Athenean Empire Inc. and Rubico Inc. from their date of incorporation and an allocation of the Parent’s General and administrative expenses and Management fees related party (see Note 9). Both Roman Empire Inc. and Athenean Empire Inc. were incorporated on February 18, 2020 under the laws of the Marshall Islands.

The Company’s vessels are managed by Central Shipping Inc (“CSI”), a related party affiliated with the family of Evangelos J. Pistiolis, the Company’s Parent Chief Executive Officer, Director and President.

The unaudited interim condensed combined carve-out financial statements included herein are unaudited; however, they include all adjustments of a normal recurring nature which, in the opinion of management, are necessary for a fair presentation of the interim condensed combined carve-out balance sheet as of June 30, 2025, the interim condensed combined carve-out statements of operations, interim condensed combined carve-out statements of equity and interim condensed combined carve-out statements of cash flows for the six months ended June 30, 2024 and 2025. These unaudited interim condensed combined carve-out financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent audited combined carve-out financial statements for fiscal year ended December 31, 2024. Our historical and interim results of operations may not be indicative of the results that may be achieved for fiscal year ending December 31, 2025 or any future period. The unaudited interim condensed combined carve-out financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

2.	Significant Accounting Policies

A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended December 31, 2024.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed combined carve-out financial statements in the current period.

3.	Going Concern

At June 30, 2025, the Company had a working capital deficit of $6,743 which included an amount of $2,195 relating to pre-collected revenue and is included in Unearned revenue in the accompanying interim condensed combined carve-out balance sheets. This amount represents a current liability that does not require future cash settlement. For the six months ended June 30, 2025 the Company realized a net income of $3,976 and generated cash flow from operations of $6,614.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand and operational cash flow and hence the Company believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these unaudited interim condensed combined carve-out financial statements. Consequently, the unaudited interim condensed combined carve-out financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

F-6

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share earnings, unless otherwise stated)

4.	Vessels, net

The balances in the accompanying unaudited interim condensed combined carve-out balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2024	126,646	(16,277)	110,369
— Depreciation	-	(2,089)	(2,089)
Balance, June 30, 2025	126,646	(18,366)	108,280

As of June 30, 2025 the titles of ownership of both our vessels are held by the respecting vessel lenders to secure the relevant sale and lease back financing transactions (see Note 7).

5.	Transactions with Related Parties

(a) CSI Management Agreement: On May 28, 2020, the Company entered into two management agreements, one for each vessel, with CSI (the “CSI Management Agreement”), which detailed the services and fees for the management of the Company’s vessels.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2024 and 2025 are as follows:

	Period ended June 30,
	2024	2025	Presented in:
Management fees	237	243	Management fees – related parties – Statement of operations
Accounting and reporting cost*	45	45	Management fees – related parties – Statement of operations
Commission on charter hire agreements	151	149	Voyage expenses - Statement of operations
Superintendent fees	4	-	Vessel operating expenses – Statement of operations
Total	437	437

*Accounting and reporting cost represents an allocation of the expenses incurred by the Parent based on the number of calendar days of the Company’s vessels to total calendar days of the Parent’s fleet.

6.	Leases

Lease arrangements, under which the Company acts as the lessor

Charter agreements:

During the six months ended June 30, 2025, the Company operated two vessels (M/T Eco West Coast and M/T Eco Malibu) under time charters with Clearlake Shipping Pte Ltd.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2025, based on commitments relating to their non-cancellable time charter contracts as of June 30, 2025, are as follows:

Year ending December 31,	Time Charter receipts
2025 (remainder)	12,088
2026	14,060
Total	26,148

F-7

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share earnings, unless otherwise stated)

In arriving at the minimum future charter revenues the Company has assumed that no off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

7.	Debt

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual carve-out financial statements for the year ended December 31, 2024 and changes in the six months ended June 30, 2025 are discussed below.

	December 31, 2024	June 30, 2025
Total long term debt:
AVIC Facility (M/T Eco West Coast)	38,617	37,517
Huarong Facility (M/T Eco Malibu)	38,800	37,700
Total long term debt	77,417	75,217
Less: Deferred finance fees	(1,616)	(1,518)
Total long term debt net of deferred finance fees	75,801	73,699

Presented:
Current portion of long term debt	4,221	4,222
Long term debt	71,580	69,477

Total Debt net of deferred finance fees	75,801	73,699

As of June 30, 2025 the applicable average SOFR was 4.31% and the Company was in compliance with all debt covenants with respect to its credit facilities.

8.	Fair Value of Financial Instruments and Concentration of Credit Risk

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, prepayments and other receivables, trade accounts payable and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value of financial instruments

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the combined carve-out financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, Prepayments and other receivables, trade accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair values of the variable interest long-term debt approximate the recorded values, due to their variable interest rates. The fair value of debt approximates its recorded value due to its variable interest rate, being the SOFR. SOFR rates are observable at commonly quoted intervals for the full term of the loans and, hence, bank loans are considered Level 2 items in accordance with the fair value hierarchy.

9.	Commitments and Contingencies:

No commitments or contingences arose in the six months ended June 30, 2025.

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED CARVE-OUT FINANCIAL STATEMENTS

(Expressed in thousands of United States Dollars – except share and per share earnings, unless otherwise stated)

10.	Common and Preferred Stock, Additional Paid-In Capital and Dividends:

On June 23, 2025, the Company entered into a share purchase agreement to sell 75,000 common shares at a purchase price of $20.00 per common share, for aggregate gross proceeds of $1,500, in a private placement (the “Private Placement”). The closing of the Private Placement was conditioned on the consummation of the Spin-Off and occurred concurrently with the Spin-Off distribution, on August 1, 2025. The Private Placement closed on August 4, 2025, the day the Company’s common shares began trading on Nasdaq under the symbol “RUBI”.

11.	Subsequent Events

On July 21, 2025, the Company entered into a common shares purchase agreement (the “Equity Line Purchase Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the Equity Line Purchase Agreement, the Company has the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000 of its common shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. Sales of the Company’s common shares pursuant to the Equity Line Purchase Agreement, and the timing of any sales, are solely at the Company’s option. The Company has filed a registration statement to register the resale by the Selling Shareholder of up to 15,000,000 of its common shares that the Company, in its sole discretion, elects to sell to the Selling Shareholder in one or more transactions from time to time during the term of the Equity Line Purchase Agreement. The Company’s right to cause the Selling Shareholder to purchase its common shares is subject to certain conditions set forth in the Equity Line Purchase Agreement.

On August 7, 2025, the Company entered into a new sale and leaseback financing facility with Huarong (the “New Huarong SLBs”) in the aggregate amount of $84,000 ($42,000 for each vessel), for the purpose of refinancing the Huarong Facility and the AVIC Facility secured by the vessels M/T Eco West Coast and M/T Eco Malibu, respectively. The New Huarong SLBs are expected to close in November 2025, subject to closing conditions set forth in the relevant memoranda of agreement. Pursuant to the SLB terms, the Company will bareboat charter back each vessel for a period of ten years at bareboat hire rates comprising of 120 consecutive monthly installments of $183 along with a purchase obligation of $20,000 for M/T Eco West Coast and $19,000 for M/T Eco Malibu at the expiry of each bareboat charter respectively, bearing an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the New Huarong SLBs terms, the Company will have the option to buy back the vessels following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised. In connection with the New Huarong SLBs, both the Company and the Parent each provided a guarantee of the obligations of the vessel-owning subsidiaries under their respective SLB. The New Huarong SLBs, and the relevant appurtenant guarantees, contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including that the Company maintains a leverage ratio of no more than 85% and (ii) minimum liquid funds of $500 in connection with the SLB of M/T Eco Malibu and $400 in connection with the SLB of M/T Eco West Coast.

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